Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Cash Flow Statement
For the period ending December 31, 2018 and December 31, 2017
Unaudited

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (43,078)	$ (67,527)
(Increase) Decrease in:		
Inventory	4,162	(24,909)
Prepaid Expenses	210	(7,481)
Increase (Decrease) in:		
Accounts Payable	2,268	(8,400)
Other Liabilities	2,028	7,969
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(34,409)	(100,348)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES:		
Issuance of Common Stock		
Net Payments To Third-Parties	(5,987)	5,987
Net Proceeds from Related Parties	47,500	55,500
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	41,513	61,487
NET INCREASE (DECREASE) IN CASH	7,104	(38,861)
CASH AT THE BEGINNING OF THE YEAR	5,717	44,577
CASH AT THE END OF THE YEAR	$ 12,821	$ 5,717